Jeremiah G. Garvey 412 562 8811 jeremiah.garvey@bipc.com	One Oxford Centre 301 Grant Street, 20th Floor Pittsburgh, PA 15219-1410 T 412 562 8800 F 412 562 1041 www.buchananingersoll.com
June 21, 2007
Via EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attn: Adam Phippen
Re:	Dick’s Sporting Goods, Inc. Form 8-K Filed June 5, 2007 (the “Form 8-K”) File No. 1-31463
Dear Mr. Phippen:
This letter is written on behalf of our client, Dick’s Sporting Goods, Inc. (the “Company”), in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated June 7, 2007 (the “Comment Letter”). Each of the responses set forth below has been provided by the Company. For ease of reference, each comment contained in the Comment Letter is printed below in bold text and is followed by the Company’s response.
1. Please tell us in detail how you account for construction allowances and recoverable costs from developed properties and related capital expenditures. Address your balance sheet, income statement and cash flow accounting policies. Where relevant, please also address both stores where you are not considered the owner during the construction period and stores where you are considered the owner during the construction period and the authoritative literature that supports your present accounting positions. Please also tell how you revised the cash flow classifications, why your previous classifications were incorrect and why the revised classifications are appropriate. In addition, describe why the restatement had an effect on accounts receivable, deferred construction allowances, capital expenditures, recoverable costs from developed properties and proceeds from sale-leaseback transactions. Taking into account the items above, please consider amending the filing to provide a more detailed description of the facts underlying your conclusion that previously issued financial statements should not be relied upon. Refer to Item 4.02(a)(2) of Form 8-K. Finally, please explain to us the factors you consider in determining whether or not you are the owner of stores during the construction period.

June 21, 2007
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The Company may enter into leases that require it to construct or improve a facility and seek subsequent reimbursement from the landlord, subject to satisfactory fulfillment of applicable lease provisions. These reimbursements may be referred to as tenant allowances, construction allowances, or landlord reimbursements. For the purposes of this response letter, the Company refers to all of these reimbursements collectively as “Construction Allowance(s).”
The Company’s accounting for a Construction Allowance differs if a store lease is accounted for under the provisions of EITF 97-10, “The Effect of Lessee Involvement in Asset Construction”. Paragraph 7 of EITF 97-10 provides that ... “A lessee’s obligation to cover costs over a certain amount would result in the lessee’s maximum guarantee being in excess of 90 percent of the total project costs. Therefore, the lessee would be considered the owner of the project during the construction period.” The EITF further states that ... “If the lessee is considered the owner of the asset during the construction period, then effectively a sale and leaseback of the asset occurs when construction of the asset is complete and the lease term begins.” Some of the Company’s leases with Construction Allowances have a cap on the Construction Allowance which places the Company at risk for all cost overruns and triggers the provisions of paragraph 7 in EITF 97-10 which causes the Company to be considered the owner during the construction period (97-10 Store).
Accounting Policy for Construction Allowances — Stores Where the Company is not Deemed the Owner During the Construction Period:
Balance Sheet
The Company records capital expenditures, including those covered by a Construction Allowance, as follows:
Debit                “Property and Equipment, Net”
           Credit                “Cash” or “Accounts Payable”
A receivable is established for the portion of the expenditure eligible for reimbursement as follows:
Debit                “Accounts Receivable, Net”
          Credit                Deferred Construction Allowances which is included within “Deferred Revenue and Other Liabilities”
As reimbursements are received from the landlord, they are recorded as follows:
Debit                 “Cash”
           Credit                “Accounts Receivable, Net”.

June 21, 2007
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Income Statement
The Company follows the accounting guidance in FASB Technical Bulletin 88-1, Issues Relating to Accounting for Leases. The Construction Allowance is considered a reduction of rental expense by the Company over the term of the lease. The asset and deferred liability are depreciated and amortized, respectively, over the lease life (or life of the asset if less than the lease life). The asset is depreciated to depreciation expense and the liability is amortized to rent expense as follows:
Debit                 Depreciation Expense
           Credit                “Property and Equipment, Net”
Debit                 Deferred Construction Allowance
           Credit                Rent Expense
Both Depreciation Expense and Rent Expense are reflected within “Cost of goods sold, including occupancy and distribution costs” on the Company’s consolidated statement of income.
Cash Flow
The amount of cash received during the period for Construction Allowances is reported as changes in “Deferred construction allowances” within the operating activities section of its consolidated statements of cash flows. The amortization of the Deferred Construction Allowance is reported as a non cash add back to reconcile net income to net cash provided by investing activities within “Depreciation and Amortization” in the consolidated statements of cash flows. Capital expenditures are reflected on a “gross” basis, (i.e., capital expenditures are not reduced by Construction Allowances), within the investing activities section of the Company consolidated statements of cash flows.
Accounting Policy — Stores Where the Company is Deemed the Owner During the Construction Period:
Balance Sheet
The Company records the following journal entries for capital expenditures related to stores where the Company is deemed the owner during the construction period and the lease includes a Construction Allowance:
Capital expenditures up to the amount of the Construction Allowance are recorded as follows:
Debit                 “Construction in Progress — Leased Facilities”
           Credit                “Cash” or “Accounts Payable”
Debit                 “Accounts Receivable, Net”
           Credit                “Non-cash Obligations for Construction in Progress — Leased Facilities”

June 21, 2007
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Collection of the Construction Allowance is recorded as:
Debit                 “Cash”
           Credit                “Accounts Receivable, Net”
Capital expenditures above the amount of the Construction Allowance are recorded as follows:
Debit                 “Property and Equipment, Net”
           Credit                “Cash” or “Accounts Payable”
The asset recorded within “Construction in Progress — Leased Facilities” and the liability recorded within “Non-cash Obligations for Construction in Progress — Leased Facilities” are eliminated at the end of the construction period when the sale and leaseback transaction has been completed.
Income Statement
The asset is depreciated over the lesser of the lease life or the life of the asset and is recorded as deprecation expense as a component of “Cost of goods sold, including occupancy and distribution property”.
Cash Flow
Capital expenditures are reflected on a “gross” basis (i.e. capital expenditures include both the increase in “Property and Equipment, Net” and “Construction in Progress — Leased Facilities” and are not reduced by the Construction Allowances), within the investing activities section of the Company’s consolidated statements of cash flows.
The construction of a store is deemed to be completed the day before the store is open to the public (the “Grand Opening”). Upon completion of construction, the Company applies the criteria in FASB 98, “Accounting for Leases” to determine the qualification for sale-leaseback accounting treatment. The Company reports as “Proceeds from sale leaseback transactions” within the investing activities section of its consolidated statements of cash flows the amount of cash received for the construction of the facility. If the Company receives cash prior to a store’s grand opening date, these monies are shown as a change in “Accounts receivable” within the operating activities section of the consolidated statements of cash flows. Once a store grand opens , the Company will reclass amounts previously recorded as a change in Accounts Receivable to “Proceeds from sale leaseback transactions” within the investing activities section of the consolidated statements of cash flows. This reclass has no net impact on the Company’s consolidated statements of cash flows. Any additional monies received subsequent to the grand opening date are reported as “Proceeds from sale leaseback transactions”.

June 21, 2007
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Effect of Restatement on Previously Filed Financial Statements
Due to a mathematical error in a cash flow spreadsheet used by the Company, the Company overstated the amount of Construction Allowances in its consolidated statements of cash flows for the construction of the Company’s new stores where the Company was not considered the owner during the construction period during fiscal 2006. This error resulted in an overstatement of “Capital expenditures” in the investing activities and an equal and off-setting overstatement of changes in “Accounts receivable” in the operating activities sections of the Company’s consolidated statements of cash flows. The error had no impact on our previously reported consolidated balance sheet for fiscal 2006. In addition, the Company determined that it did not properly eliminate the non-cash activity for the Construction Allowances which affected the changes in “Accounts receivable” and Deferred construction allowance” in the operating activities and “Capital expenditures” in the investing activities sections of the consolidated statements of cash flows. The impact on the consolidated statements of cash flows for fiscal 2006 and 2005 resulting from the items discussed above resulted in a reduction of cash flows used in investing activities of $53.6 million and $8.1 million, respectively, with an equal off-setting reduction of cash flows provided by operating activities. The amount of this error represented approximately 27% of previously reported cash flows provided by operating activities totaling $196.2 million and approximately 32% of previously reported cash flows used in investing activities totaling $169.2 million. Based on the significance of the error, the Company concluded that the error in reporting operating and investing activities in the cash flow statement for 2006 ($53.6 million) was such that a restatement of the previously issued financial statements was necessary.
Elective Reclassifications
Further, as part of the Form 8-K, the Company elected1 to make certain other immaterial changes within the investing activities section of the consolidated statements of cash flows to enhance the reporting for “Capital expenditures” and “Proceeds from sale-leaseback transactions” (collectively, the “Elective Reclassifications”). The Company does not believe that the prior classifications were in error or that the changes in classifications created the need for a restatement, but rather the Company elected to make these changes in addition to undertaking the restatement in order to enhance the overall reporting for Capital expenditures and Construction Allowances. In short, the mathematical error in the spreadsheet used by the Company noted above was the cause of the non-reliance Form 8-K. The Elective Reclassifications are not correcting errors, were volitional on the part of the Company and do not constitute Item 4.02 events under the Form 8-K requirements. The Company provided a brief description of these Elective Reclassifications in the Form 8-K to enhance disclosure and as a matter of completeness of its disclosure. As such, the Company respectfully asserts that it has complied with Item 4.02(a)(2) of Form 8-K.

[1]	Please note that the Form 8-K states “[f]urther, we have reclassified certain tenant allowances from increases or decreases in recoverable costs from developed properties to other captions. As a result, capital expenditures now include the Company’s investment in stores where it is considered the owner during the construction period. Proceeds from sale-leaseback transactions now include monies received by the Company for tenant allowances from landlords at stores where the Company is considered the owner during the construction period. The Company believes these changes enhance reporting of the Company’s capital expenditures. These elective changes are more fully described and set forth in the amended 2006 Reports (emphasis added).”

June 21, 2007
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For stores where the Company is considered the owner during the construction period, the amounts previously reported within the investing activities section of the consolidated statement of cash flows as “Increase in recoverable costs from developed properties” represented the change in accounts receivable related to Construction Allowances and proceeds for the sale-leaseback transaction related to these stores were netted against “Capital expenditures”. As part of the Elective Reclassifications, the “Increase in recoverable costs from developed properties” line item has been eliminated in the consolidated statement of cash flows and capital expenditures are now reported “gross” and not reduced by Construction Allowances when the Company is considered the owner during the construction period. “Proceeds from sale-leaseback transactions” now include monies received by the Company for stores where it is considered the owner during the construction period. These Elective Reclassifications have the effect of increasing amounts reported as capital expenditures, increasing the amounts previously reported as proceeds from sale leaseback transactions, and eliminating the amount of cash outflows reported as an increase in recoverable costs from developed properties. These changes were all within the investing activities section of the consolidated statements of cash flows.
The Company believes these changes enhance reporting of the Company’s capital expenditures as capital expenditures are now reported on a gross basis. Capital expenditures in fiscal 2006 and 2005 were increased by $26.4 million and $45.8 million, respectively, with equal offsets in “Proceeds from sale-leaseback transactions” and “Increase in recoverable costs form developed properties” resulting in no net change for the reclassifications in the Company’s investing activities section of its consolidated statements of cash flows.
The following table sets forth the effects of the restatement and the Elective Reclassification on certain line items within our previously reported consolidated statements of cash flows:

	Fiscal Year Ended 2006				Fiscal Year Ended 2005
	As	Adjustments			As	Adjustments
	previously	for	Elective	As	previously	for	Elective	As
	reported	Errors	Reclassifications	restated	reported	Errors	Reclassifications	restated
	(in thousands)				(in thousands)

Changes in accounts receivable	$ 43,619	$(42,802)	$—	$817	$16,002	$(9,725)	$—	$6,277

Changes in deferred construction allowances	30,110	(10,846)	—	19,264	11,032	1,622	—	12,654

Net Cash provided by operating activities	196,216	(53,648)	—	142,568	169,530	(8,103)	—	161,427

Capital expenditures	(190,288)	53,648	(26,355)	(162,995)	(112,002)	8,103	(45,760)	(149,659)

Increase in recoverable costs from developed properties	(3,712)		3,712	—	(2,475)	—	2,475	—

Proceeds from sale-lease back transactions	24,809		22,643	47,452	18,837	—	43,285	62,122

Net cash used in investing activities	$ (169,191)	$53,648	$—	$(115,543)	$(93,718)	$8,103	$—	$(85,615)

June 21, 2007
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2. Please explain to us the nature of your sale-leaseback transactions and, with reference to authoritative literature, your related accounting policies. Please address the nature of properties subject to sale leaseback transactions, the nature of the items included in sales-leaseback proceeds, why you are deemed the owner of the properties, why sale treatment is appropriate and how profits and losses are determined and recognized.
Proceeds from sale leaseback transactions primarily include: (1) proceeds received by the Company related to the sale and leaseback of furniture, fixtures and equipment (FF&E) for its new, relocated and remodeled stores, which accounted for 33%, 31% and 23% of total proceeds from sale leaseback transactions in fiscal 2006, 2005 and 2004, respectively, and (2) the amount of cash received for Construction Allowances at stores where the Company is considered the owner during the construction period (i.e. a “97-10 store”), which accounted for 48%, 69% and 41% of total proceeds from sale leaseback transactions in fiscal 2006, 2005 and 2004, respectively . As described above, leases with Construction Allowances having a cap on the Construction Allowance places the Company at risk for all cost overruns and triggers the provisions of paragraph 7 in EITF 97-10 which causes the Company to be considered the owner during the construction period. Out of approximately 109 leases the Company has entered into during fiscal 2004 through 2006, 17 have resulted in the Company being considered the owner during the construction period.
Store transactions that result in a sale and leaseback transaction are accounted for as required by FASB Statement No. 98, “Accounting for Leases: Sale-Leaseback Transactions Involving Real Estate; Sales-Type Leases of Real Estate; Definition of the Lease Term; and Initial Direct Costs of Direct Financing Leases”. These transactions typically require the Company to construct the facility and include a purchase and leaseback commitment by the landlord. During fiscal 2004 through 2006, the Company has entered into 5 such transactions.
Once the transactions has “closed” and a sale price approved, a gain/loss calculation on the property based on the forecasted total project costs and the sales proceeds listed in the closing documents is performed. Any losses on a sale leaseback transaction are recognized immediately and any gains are deferred (within “deferred revenue and other liabilities” in the Company’s consolidated balance sheets) and amortized over the asset life in accordance with SFAS 28, Accounting for Sales with Leasebacks. The Company reflects the proceeds of these sale leasebacks in the investing activities section of its consolidated statement of cash flows.
The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 21, 2007
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If you wish to discuss this letter at any time or need any additional information, please do not hesitate to contact myself or Timothy E. Kullman, SVP- Chief Financial Officer of the Company at (724) 273-3229.
Sincerely,
/s/ Jeremiah G. Garvey
Jeremiah G. Garvey